As filed with the Securities and Exchange Commission on April 3, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

TURBOCHEF TECHNOLOGIES INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

900006 20 6
(CUSIP Number)

Reinaldo Pascual Paul, Hastings, Janofsky & Walker LLP 600 Peachtree Street Suite 2400 Atlanta, Georgia 30308 (404) 815-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900006 20 6	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OVENWORKS, LLLP 16-1686546
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF GEORGIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 432,185
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 432,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,185
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%(1)
14	TYPE OF REPORTING PERSON PN

(1) Based on 29,570,854 shares of common stock outstanding at March 1, 2008, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007.

CUSIP No. 900006 20 6	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OVEN MANAGEMENT, INC. 20-0304616
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF GEORGIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 464,878(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 464,878(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,878(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%(2)
14	TYPE OF REPORTING PERSON CO

(1) Includes a total of 32,693 shares received in pro rata distributions of shares of the Issuer’s common stock by OvenWorks, LLLP to its limited partners.

(2) Based on 29,570,854 shares of common stock outstanding at March 1, 2008, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007.

CUSIP No. 900006 20 6	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RICHARD E. PERLMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,104,820(1)
	8	SHARED VOTING POWER 464,878
	9	SOLE DISPOSITIVE POWER 2,104,820(1)
	10	SHARED DISPOSITIVE POWER 464,878
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,569,698(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%(2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 416,633 shares subject to currently exercisable options, a total of 1,676,587 shares received in pro rata distributions of shares of the Issuer’s common stock by OvenWorks, LLLP to its limited partners and 11,600 shares of common stock issued following the vesting of a portion of the 58,000 restricted stock units granted to Mr. Perlman on March 29, 2007.

(2) Based on 29,570,854 shares of common stock outstanding at March 1, 2008, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007 and giving effect to the exercise of currently-exercisable options and restricted stock units subject to vesting within sixty days of such date, in each case, held by Perlman.

CUSIP No. 900006 20 6	Page 5 of 7 Pages

Explanatory Note
                  This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends the statement on Schedule 13D which was originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on November 7, 2003, and amended by those statement on Schedule 13D/A filed by the Reporting Persons with the Commission on November 1, 2004, February 9, 2005, August 10, 2005, January 25, 2007 and October 18, 2007 (collectively, the “Statement”), with respect to the common stock, par value $0.01 per share, of TurboChef Technologies, Inc. This Amendment No. 6 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.
Item 3.      Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:

                  Perlman was granted restricted stock units for 58,000 shares of Common Stock of the Issuer on March 29, 2007 in his capacity as Chairman of the Board of the Issuer, which vests ratably over a five year period beginning March 10, 2008 and each anniversary thereafter.  The 11,600 shares of Common Stock were issued to Perlman on March 14, 2008.
Item 5.      Interest in Securities of the Issuer.
Item 5 is hereby amended as follows:
Item 5(a) and (b) are hereby amended and restated in their entirety as follows:

       (a) and (b) Please see Items 7 through 11 and 13 of the cover sheet for each Reporting Person.

OvenWorks beneficially owns 432,185 shares of Common Stock, which represent approximately 1.5% of the outstanding shares of Common Stock (based on 29,570,854 shares outstanding as of March 1, 2008).

Oven Management beneficially owns 464,878 shares of Common Stock, which number includes: (a) 432,185 shares of Common Stock held by OvenWorks; (b) 11,340 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on August 9, 2005; (c) 11,358 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on January 23, 2007 and (d) 9,995 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on October 15, 2007. Such number of shares of Common Stock represents approximately 1.6% of the outstanding shares of Common Stock (based on 29,570,854 shares outstanding as of March 1, 2008).

Perlman beneficially owns 2,569,698 shares of Common Stock, which number includes: (a) 432,185 shares of Common Stock held by OvenWorks; (b) 32,693 shares of Common Stock held by Oven Management; (c) 416,633 shares of Common Stock subject to currently exercisable options; (d) 581,577 shares of Common Stock received in a distribution by

CUSIP No. 900006 20 6	Page 6 of 7 Pages

OvenWorks of shares of Common Stock to its limited partners on August 9, 2005; (e) 582,452 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on January 23, 2007; (f) 512,558 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on October 15, 2007 and (g) 11,600 shares of Common Stock issued on March 14, 2008 following the vesting of a portion of the 58,000 restricted stock units granted to Perlman on March 29, 2007. Such number of shares of Common Stock represents approximately 8.6% of the outstanding shares of Common Stock (based on 29,570,854 shares outstanding as of March 1, 2008 and giving effect to the exercise of currently-exercisable options and restricted stock units subject to vesting within sixty days of such date, in each case, held by Perlman).

Each of the Reporting Persons shares the power to vote and dispose of the 432,185 shares of Common Stock that are beneficially owned by OvenWorks.

Oven Management and Perlman share the power to vote and dispose of the 464,878 shares of Common Stock that are beneficially owned by Oven Management.

Perlman has the sole power to vote and dispose of 1,688,187 shares of Common Stock, and upon exercise, Perlman will have the sole power to vote and dispose of an additional 416,633 shares of Common Stock which are subject to currently exercisable options.

The Reporting Persons declare that the filing of the Statement and this Amendment No. 6 shall not be construed as an admission that the Reporting Persons are or were at any time, for the purposes of Section13(d) of the Act, the beneficial owner of any Common Stock held by the Stockholders, or that such persons comprise a “group” for purposes of Section 13(d) of the Act, and such beneficial ownership and the existence of a “group” are hereby disclaimed.

Item 5(c) is hereby amended by adding the following:

(c)         The Reporting Person was granted restricted stock units for 58,000 shares of Common Stock of the Issuer on March 29, 2007 in his capacity as Chairman of the Board of the Issuer, which vests ratably over a five year period beginning March 10, 2008 and each anniversary thereafter. The 11,600 shares of Common Stock were issued to Perlman on March 14, 2008.

CUSIP No. 900006 20 6	Page 7 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2008

OVENWORKS, LLLP

By:	Oven Management, Inc.

By: /s/ Richard E. Perlman
Name: Richard E. Perlman
Title: President

OVEN MANAGEMENT, INC.

By: /s/ Richard E. Perlman
Name: Richard E. Perlman
Title: President

/s/ Richard E. Perlman
Richard E. Perlman